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                                                        Filed by:  GetThere Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                          deemed filed pursuant to Rule 14d-9 of
                                             the Securities Exchange Act of 1934

                                                 Subject Company:  GetThere Inc.
                                                  Commission File No.: 333-91803

                                   Subject Company:  Sabre Holdings Corporation.
                                                  Commission File No.: 333-40932

                                    Subject Company:  GetThere Acquisition Corp.
                                                       Commission File No.:  N/A


INTERVIEW

TRAVEL WEEKLY DAILY BULLETIN - September 26, 2000

News -  Business & Government Travel

GetThere projects future with Sabre (9/26/00)

Travel Weekly business travel editor Jerry Limone interviewed GetThere's chief executive officer, Gadi Maier, in his Menlo Park, Calif., office soon after Sabre Holding Corp. announced its intention to buy GetThere. The interview follows:

Travel Weekly: What will Sabre provide GetThere that it didn't have already or couldn't acquire on its own?

Maier: The two companies together can help accelerate adoption
[of on-line booking], which is now a fairly small percentage of corporate and consumer bookings.

TW: At NBTA [the National Business Travel Association convention] this July, you recommended that corporations searching for an Internet, business-to-business travel vendor should look to a company "independent of airlines, travel agencies, CRS systems and back-office financial systems." Now you are to be owned by a CRS vendor. What gives?

Maier: I don't think that's a contradiction because GetThere's going to remain an independent company with [capability of connecting to] multiple CRSs. There's nothing that will affect that independence.

One of the very important and persuasive elements of the merger was to keep this as a separate entity. Headquarters are still here in Menlo Park under my leadership with the same name. Multi-CRS connectivity was an attraction to Sabre, and we're still 100%



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committed to that. It's in the best interests of our customers to pick whatever CRS they want, whichever airline they want, whichever back-end system.

TW: Whom do you see as your prime competitors?

Maier: The 99% of the people who pick up their phone to make a booking [said with a chuckle].

TW: How about your competitors within the corporate on-line booking industry?

Maier: You've still got Microsoft, Oracle, TRX, Galileo, Amadeus, Rosenbluth, XOL and probably a few thousand others [another chuckle].

TW: Do you think the impending merger tilts the playing field in your favor?

Maier: The real issue is that we're revolutionizing the largest industry in the world by driving people on line.

This is a particular application where a substantial if not entire part of the application can be done on line, and that's always been the driving motivation. We hope [the Sabre purchase] will help us get there, to use a good term.

TW: How does Sabre's upcoming acquisition affect GetThere's ability to ink travel suppliers to take part in its direct-connect marketplace?

Maier: It will leave it, for the most part, unchanged. Our stated objective is clearly that direct connect is a technology approach that is very likely to become one of the technologies in use in the next couple of years, and we're committed to it.

I think Bill [Hannigan, Sabre Holdings' chief executive officer] believes it's going to happen and he'd rather be in the driver's seat than watching the transition affect his core business.]

TW: Five years from now, how many companies like GetThere do you envision in the market?

Maier: History has taught us that, in an issue like this, there generally tends to be three or four major players in the marketplace. I think we'll certainly be one of them.

TW: Five years from now, what level of penetration do you expect for corporate on-line booking?

Maier: Industrywide, I'm looking at over 80%. I'm being somewhat conservative, I think. With our model, certainly within three to seven years, you'll be seeing 90%

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to 95% adoption because virtually anything that can be done over the phone with a travel agent can be done better on line. I think people will gravitate toward better. I don't say that casually.

I think agents are wonderful people, but I just think that this is one of the applications where it is basically a mathematical operation. It is an individual and multivaried type of equation -- I want to go here at this time at this price.

The Internet provides great access to that. We can provide better quality travel, better choices and better service through a combination of on-line and computer-backed programs.

TW: What role will the traditional travel management firm play in the future?

Maier: It will have to focus on higher-value transactions or very complicated, people-intensive transactions.

For example, a lot of corporate executives are looking for that specialized, concierge-type service. I also think there are those areas of consulting and analysis where there will still be some good value provided
[by travel management companies.]

TW: To what extent will transactions bypass the CRS in five years?

Maier: I'm going to guess somewhere between 20% and 50% in the corporate marketplace.

If you get the largest airlines and the largest hotel chains and the largest car rental agencies and you put them all together and go direct, that's going to pick up a substantial amount of transactions.

This technology will be proven out quickly because the advantages are much greater in price and speed -- you can make transactions faster in direct connection than you can in a CRS.

And you are not limited to character-based technology -- you have pictures, video, images and sound. These are compelling advantages.

When was the last time you sat down at a terminal and looked at a green screen with the cursor flashing? You don't work at a terminal anymore, you work on a PC with connection to the Internet.



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                 FORWARD LOOKING STATEMENT AND INVESTOR NOTICE

THE STATEMENTS IN THIS INTERVIEW REGARDING THE TENDER OFFER AND PROPOSED MERGER OF GETTHERE AND ANY OTHER STATEMENTS, WHICH ARE NOT HISTORICAL FACTS, ARE FORWARD LOOKING STATEMENTS. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, RISKS THAT THE TENDER OFFER WILL BE TERMINATED WITHOUT THE PURCHASE OF SHARES OR THAT THE MERGER MAY BE DELAYED OR NOT OCCUR AND OTHER FACTORS DETAILED IN SABRE HOLDING CORPORATION'S AND GETTHERE'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). IF ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR IF UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL OUTCOMES MAY VARY MATERIALLY FROM THOSE INDICATED.

SABRE FILED A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC ON SEPTEMBER 11, 2000, AND FILED AMENDMENTS TO THE SCHEDULE TO ON SEPTEMBER 14 AND 15, 2000. GETTHERE FILED A SOLICITATION/RECOMMENDATION STATEMENT ON
SCHEDULE 14D-9 WITH THE SEC ON SEPTEMBER 11, 2000 IN CONNECTION WITH THE
TENDER OFFER.   THE SCHEDULE TO AND THE SCHEDULE 14D-9 WERE MAILED TO
SHAREHOLDERS OF GETTHERE ON OR ABOUT SEPTEMBER 12, 2000. SHAREHOLDERS OF GETTHERE ARE URGED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC. THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION ABOUT SABRE, GETTHERE, THE TENDER OFFER, AND RELATED MATTERS THAT SHOULD BE CONSIDERED BY STOCKHOLDERS BEFORE MAKING ANY DECISION REGARDING THE TENDER OFFER, MERGER AND RELATED TRANSACTIONS. THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS WILL BE AVAILABLE FREE OF CHARGE ON THE SEC'S WEB SITE AT http://www.sec.gov AND FROM SABRE AND GETTHERE. SABRE AND GETTHERE ALSO FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC THAT ARE AVAILABLE FREE OF CHARGE AT THE SEC'S WEB SITE AND FROM SABRE AND GETTHERE.

--------------------------------------------------------------------------------
                      FOR MORE INFORMATION ABOUT GETTHERE
              CONTACT GETTHERE INC. INVESTOR RELATIONS VIA THE INTERNET AT
                             TOPOREK@GETTHERE.COM
  OR BY TELEPHONE AT (650) 752-1627, DAN TOPOREK, DIRECTOR, PUBLIC RELATIONS.
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